

March 9, 2012

<u>Via E-mail</u>
Mr. Xiuyong Zhang
Chief Financial Officer
Fuwei Films (Holdings) Co., Ltd.
No. 387 Dongming Road, Weifang Shandong
People's Republic of China, 261061

> **RE:** **Fuwei Films (Holdings) Co., Ltd.**
> **Form 20-F for the Year Ended December 31, 2010**
> **Filed March 25, 2011**
> **Form 20-F/A for the Year Ended December 31, 2010**
> **Filed December 2, 2011**
> **Response dated February 28, 2012**
> **File No. 1-33176**

Dear Mr. Zhang:

     We have reviewed your response letter dated February 28, 2012 and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

     After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Form 20-F for the Year Ended December 31, 2010</u>

<u>Item 15. Controls and Procedures, page 77</u>

1. We note your response to comment one from our letter dated February 14, 2012. We acknowledge your plan to disclose that you had a material weakness as of December 31, 2011. However, we continue to believe that your accounting personnel also did not have the appropriate U.S. GAAP experience as of December 31, 2010. Accordingly, we still believe that your lack of U.S. GAAP experience appears to constitute a material weakness and thus your internal controls over financial reporting would appear to be ineffective as of December 31, 2010. Please revise your conclusion on internal control over financial reporting and

explain in detail in your amendment that you have an accounting department with limited knowledge of U.S. GAAP and disclose how you will remedy this material weakness in the future. You should also consider the impact of this material weakness on your conclusion regarding disclosure controls and procedures. Refer to Item 308 of Regulation S-K.

You may contact Ernest Greene, Staff Accountant at (202) 551-3733 or me at (202) 551-3689 if you have questions regarding these comments.

Sincerely,

/s/ John Hartz

John Hartz
Senior Assistant
Chief Accountant